Mail Stop 3561

December 14, 2007

Sandra Kahn
Chief Financial Officer
Empire Resources, Inc.
One Parker Plaza
Fort Lee, NJ 07024

     Re: Empire Resources, Inc.
               File No. 001-12127
               Form 10-K: For the Fiscal Year Ended December 31, 2006
               Form 10-Q: For the Quarterly Period Ended September 30, 2007

Dear Ms. Kahn:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. From disclosure in notes E and F in the financial statements, as well as Item 7A on quantitative and qualitative disclosures on market risk, we note that derivative activity related to foreign exchange forward contracts and aluminum futures contracts that are recognized through earnings adjustments appears to have materially impacted your results of operations in the last several years. In addition, fiscal year 2006 operating results appear to have been materially impacted by an inventory accrual adjustment.

However, your MD&A does not provide any discussion of the nature and quantifiable amounts of these events that materially impacted your results of operations. One of the principal objectives of MD&A is to provide information about the quality and potential variability of a company's earnings, so readers can ascertain the likelihood that past performance is indicative of future performance. As required, a discussion and quantification of material effects of known material trends, events and uncertainties promotes a better understanding of your financial results.

Please significantly expand your MD&A to provide not only a discussion of the nature of the aforementioned items, but also an analysis of the underlying reasons, including any economic factors that resulted in material adjustments for these items that impacted results of operations. With respect to your derivative hedging activity, please also discuss the risks and challenges associated with these arrangements, including how results of operations can be materially impacted from changes in foreign currency amounts and aluminum prices. We also believe that a sensitivity analysis for a specific change in foreign currency amounts and aluminum prices may facilitate a better understanding and analysis of the impact on results of operations. Your expanded disclosure on the inventory accrual adjustment should also provide any trends or uncertainties related to this item, as well as both a detailed discussion of estimates or assumptions related to this accrual and a sensitivity analysis for the estimates or assumptions made in determining the accrual. The sensitivity discussion would be disclosed in the quantitative and qualitative market risk disclosure and critical accounting policies and estimates sections for these items, accordingly. We also encourage you to provide any other disclosures that would facilitate an easier and better understanding and analysis of these material matters.

Please revise your disclosure in accordance with the aforementioned matters. As part of your response, please provide a sample of the expanded disclosure that you expect to include in future filings. Refer to the guidance in FR-72 (Release No. 33-8350) as well as Item 303 of Regulation S-K.

Commitments and Contingencies, page 21

2. Reference is made to Note Q (4) in the consolidated financial statements regarding the purchase commitments within your supply contracts that require a purchase of certain minimum tonnage amounts over the contract term. Please include these purchase commitments in your contractual obligations table, with an explanatory note describing the nature of these commitments, including how the amounts in the table are computed. A note to the table should also discuss any material termination or renewal provisions for these contracts, the timing and amount of payments under these purchase obligations, as well as any variable price provisions that are subject to market risk. Refer to the guidance in Section III (D) of FR-67 (Release No. 33-8182).

Item 8. Financial Statements

Notes to the Consolidated Financial Statements

Note F – Accrued Expenses and Derivative Liabilities, page 32

3. We note that your "inventory accrual" increased from $693,000 at December 31, 2005 to $10,370,000 at December 31, 2006. Please tell us and disclose in future filings the factors that resulted in the significant increase in your inventory accrual. For example, please tell us whether the accrual was recorded to reserve for claims related to defective material(s), inventory impairment or obsolescence, or another significant matter regarding your inventory. With regard to claims related to defective material, you state in the "Critical Accounting Policies and Estimates" section of MD&A that your exposure is small as you refer all claims on defects back to the mill supplying the material. As such, to the extent that the increase to your inventory accrual relates to claims for defective material(s), please tell us the reason(s) why you do not believe that the respective mill(s) supplying the material(s) will honor the claims. Furthermore, please tell us your basis for typically treating claims for defective material as the responsibility of the supplier, as opposed to a liability of your company.

   In addition, please provide appropriate disclosures under paragraph 14 of FIN 45 for these product warranties and claims or advise us completely and clearly as to why you believe these disclosures are not applicable and meaningful under the circumstances.

Note L – Income Taxes, page 35

4. From disclosure in Note (B)(6) and elsewhere in your annual report, we note that you have several subsidiaries abroad that serve your foreign operations. In accordance with the guidance in Rule 4-08(h)(1) of Regulation S-X, please disclose both the domestic and foreign components of income before taxes in the notes for each of the income statement periods, as well as any other disclosures that may be required by the above rule. If there is material variability between the amount of domestic and foreign income before taxes, please also provide in MD&A a discussion of the reasons for the variability in results, as well as any demands, events, trends, and uncertainties impacting your domestic and foreign operations.

Form 10-Q: For the Quarterly Period Ended September 30, 2007

Introduction, page 1

5. In accordance with the guidance in Item 10-01(b)(8) of Regulation S-X, please expand your management representation on the unaudited interim consolidated financial statements to specifically include a statement that all adjustments necessary for a fair presentation of interim period results are of a normal recurring nature or furnish information describing the nature and amount of any adjustments other than normal recurring entering into the determination of the interim results. For example, it

appears that the inventory accrual adjustment may not have been a normal recurring adjustment, as we note a material adjustment solely in fiscal 2006.   Please revise accordingly.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in its filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant